FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February, 2004

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:
                              Form 20-F X Form 40-F

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                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):
                                    Yes No X

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):
                                    Yes No X

                        Indicate by check mark whether by
             furnishing the information contained in this Form, the
          Registrant is also thereby furnishing the information to the
                                   Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                                    Yes No X

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

Endesa Starts the Commercialization of PLC Technology Services in
Barcelona

    NEW YORK--(BUSINESS WIRE)--Feb. 18, 2004--Endesa (NYSE: ELE)

    -- After the successful commercial launch in Saragossa, Endesa starts the commercialization of PLC services in Barcelona.

    -- Like in Saragossa, the commercial deployment will be made selectively in two districts initially covering 5,000 households.

    Endesa (NYSE: ELE) announces that after the successful commercial launch in Saragossa, Endesa Net Factory and AUNA starts the commercialization of PLC services in Barcelona, that enables to offer voice and broadband telecommunication services through low and medium voltage electricity network.
    The deployment of the PLC network in Barcelona, made jointly with Fecsa-Endesa, started last December and covers, in this first phase, around 5,000 households.
    The commercial deployment in Zaragoza has confirmed not only the technical viability of the PLC technology, but also the commercial satisfaction by the users. The commercial penetration in the deployment area has reached a 19% rate. Users mostly contracted simultaneously broadband Internet and telephony services.
    Consequently, Endesa confirms its leadership in PLC technology putting the electricity network at the disposal of the telecommunications operators enabling the offering of internet and telephony services through a network that is alternative and complementary to the existing ones. In this first phase of commercial launching, Endesa Net Factory will operate as access carrier under the C1 License and Auna will assume the commercialization of the services to the final client.
    Like in Saragossa, the commercial offer designed by AUNA includes the telephony and Internet services with speeds of 128,300 and 600 Kbits in a very competitive conditions.

    CONTACT: North America Investor Relations Office
             David Raya, 212-750-7200
             http://www.endesa.es

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ENDESA, S.A.

Dated: Febrary  18th , 2004        By: /s/ David Raya
                                      --------------------------------------
                                   Name:  David Raya
                                   Title: Manager of North America Investor
                                          Relations